UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM 5

          ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f)of the Investment Company Act of 1940

1. Name and Address       2. Issuer Name and Ticker      6. Relationship of Reporting
Of Reporting Person                                       Person to Issuer

  (Last, First, Middle)           SHELLS SEAFOOD                 _XX_Director
                                 RESTAURANTS, INC.               __Officer
   Newkirk, Thomas R.              ("SHLL.OB")                   __10% owner
   100 S. Ashley Dr, Suite 1650                                  __Other
   Tampa, FL  33602                                              _____________
                                                                   Title

                          3. IRS ID Number    4. Statement       7. Individual or Joint
                            Of Reporting      for Month/Year       Group Reporting
                            Person, if an
                            entity (voluntary)DECEMBER 2002        _x_Form Filed by
                                                                     One Reporting Person
                               NA             5. If Amendment,      __Form Filed by more
                                               Date of Original     than one Reporting
                                               (Month, Year)        Person
                                                       N/A

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security  2. Trans-  3. Trans-  4. Securities      5. Amount of  6. Owner-  7. Nature of
                         action     action     Acquired (A) or    Securities    ship       Indirect
                         Date       Code       Disposed of (D)    Beneficially  Form:      Beneficial
                         (Month/    (Instr.   (Instr. 3,4 and 5)  Owned at the  Direct     Ownership
                          Day/       8)                           end of        (D) or     (Instr. 4)
                          Year)                                   Issuer's      Indirect
                                               Amount (D) Price   Fiscal Year   (I)


   none



Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, call, warrants, options, convertible securities)
1.Title of   2.Conver-   3.Trans- 4.Trans- 5.Number   6.Date Exercisable 7.Title and 8.Price of  9.Number of 10.Ownership 11.Nature
  Derivative   sion or     action   action   of         and Expiration     Amount of   Derivative  Derivative    of       of Indir-
  Security     Exercise    Date     Code     Derivative Date               Underlying  Security    Securities  Derivative ect Bene-
  (Instr. 3)   Price of    (Month/  (Instr.  Securities (Month/Day/Year)   Securities  (Instr. 5)  Beneficially Security:  ficial
               Derivative   Day/     8)      Acquired                      (Instr. 3               Owned at     Direct(D)  Owner-
               Security     Year)            (A) or                        and 4)                  End of       or Indir-   ship
                                             Disposed                                                Year       ect(I)
                                              Of (D)
                                                                                 Amount
                                                                                 Or
                                                                                 Number
                                                        Date   Expiration        #Of
                                             (A)  (D)   Exercisable  Date  Title Shares
   Warrants to
   purchase                                                                Common
   common stock                                                            stock
   $0.01 par                                                               $.01
   value per                                                               par
   share            $0.16                              1/31/03   1/31/05   value  4,454,015      -   (1)               I     (1)


   Option to
   purchase                                                                Common
   common stock                                                            stock
   $0.01 par                                                               $.01
   value per                                                               par
   share            $0.42   2/28/02     A     10,000       (2)   2/28/12  value  10,000      -     10,000              D


Explanation of Responses:
(1) Total number of shares which may be acquired by Shells Investment Partners. Does not reflect Mr. Newkirk's allocable percentage of such shares.
(2) These options are exercisable as to 5,000 shares on each of February 28, 2003 and February 28, 2004.

/s/  Thomas R. Newkirk
------------------------------------
Signature of Reporting Person    2/12/2003